STATE OF DELAWARE

                            CERTIFICATE OF AMENDMENT
                       OF CERTIFICATE OF INCORPORATION OF

                            GS CLEANTECH CORPORATION

GS CleanTech Corporation (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware ("GCL"), does hereby certify:

FIRST: That by written consent in lieu of meeting dated November 8, 2007, the Board of Directors of the Corporation duly adopted a resolution setting forth proposed amendments of the Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and calling for the approval of the amendments by the stockholders. The resolution setting forth the proposed amendment is as follows:

     RESOLVED, that the Certificate of Incorporation of this Corporation be amended as follows:

     To add to Article V thereof a new provision, designated paragraph (d), which shall be and read as follows:

          (d)_ Reverse Split of Common Stock. On December 11, 2007 at 6:00 p.m. Eastern Standard Time (the "Effective Time") a reverse stock split ("Reverse Stock Split") will occur, as a result of which each fifty
          (50) issued and outstanding shares of Common Stock of the Corporation ("Old Common Stock") shall automatically, without further action on the part of the Corporation or any holder of such Common Stock, be reclassified and converted into one (1) share of the Corporation's Common Stock ("New Common Stock"). The Reverse Stock Split will be effected as follows:

          i. Following the Effective Time, each holder of a certificate(s) representing outstanding shares of the Corporation's Old Common Stock ("Old Certificate(s)") will be entitled to receive, upon surrender of such Old Certificate(+s) to the Corporation's transfer agent (the "Agent") for cancellation, a certificate(s) ("New Certificate") representing the number of shares of New Common Stock owned by such stockholder following the Reverse Stock Split.

          ii. From and after the Effective Time, Old Certificates shall confer no right upon the holders thereof other than the right to exchange them for the New Certificates pursuant to the provision hereof.

          iii. The Corporation will not issue fractional shares. The number of shares to be issued to each shareholder will be rounded up to the nearest whole number if, as a result of the Reverse Stock Split, the number of shares owned by any shareholder would not be a whole number.

SECOND: That thereafter, pursuant to resolution of the Board of Directors, stockholders of the Corporation representing the necessary number and class of shares as required by statute, acting by written consent in lieu of meeting in accordance with Section 228 of the GCL, consented to the adoption of said amendments by signing the consent setting forth said amendments and delivered the signed consent to the Corporation as required by the provisions of said
Section 228.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the GCL.

FOURTH: The effective date of this Amendment shall be December 11, 2007.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 3rd day of December, 2007.

                            GS CLEANTECH CORPORATION


                            By: /s/ Kevin Kreisler
                            ----------------------------------------
                                    Kevin Kreisler, Chairman